United America Indemnity, Ltd.
Walker House
87 Mary Street, KYI — 9002
George Town, Grand Cayman
Cayman Islands
(345) 949-0100
March 9, 2009
BY EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jennifer Riegel

Re:	United America Indemnity, Ltd.
Registration Statement on Form S-3 (No. 333-157357)
Dear Sirs:
              United America Indemnity, Ltd. (the “Company”), in accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, hereby requests that the effectiveness of the above-referenced Registration Statement on Form S-3 be accelerated so that it will become effective at 5:00 p.m. (EDT) on March 10, 2008, or as soon thereafter as practicable.
              The Company acknowledges that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
              The Company confirms that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above registration statement.

Very truly yours, UNITED AMERICA INDEMNITY, LTD.
By:	/s/ Charles F. Barr
Charles F. Barr
Executive Vice President and General Counsel